                                                                        ANNEX B

                         DONALDSON, LUFKIN & JENRETTE

              Donaldson, Lufkin & Jenrette Securities Corporation
         277 Park Avenue, New York, New York 10172  .  (212) 892-3000

                                                             September 11, 1997

Board of Directors
Savannah Foods & Industries, Inc.
Two East Bryan Street
Savannah, GA 31401-0339

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to the stockholders of Savannah Foods & Industries, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of September 12, 1997 (the "Agreement"), by and among Imperial Holly Corporation ("IHK"), the Company and IHK Merger Sub Corporation, a wholly owned subsidiary of IHK.

  Pursuant to the Agreement, IHK Merger Sub Corporation will commence an offer to purchase at least 50.1% of the outstanding shares (on a fully-diluted basis) of the Company's common stock, par value, $0.25 per share (the "Common Stock") at a price of $20.25 (the "Offer Price") per share (the "Tender Offer"). Following consummation of the Tender Offer, each share of Common Stock not previously tendered and accepted for payment in the Tender Offer will, by virtue of a Merger of IHK Merger Sub Corporation with and into the Company (the "Merger" and together with the Tender Offer, the "Transaction"), be converted into the right to receive, subject to proration, either (i) the Stock Consideration (as defined below) or (ii) cash in an amount equal to the Offer Price (the "Cash Consideration" and together with the Stock Consideration, the "Consideration"). The Agreement provides that the Stock Consideration is (i) if the Closing Price (as defined in the Agreement) of common stock, no par value, of IHK (the "IHK Common Stock") is $13.25 or lower, a number of shares of IHK Common Stock equal to the quotient of the Offer Price divided by $13.25; (ii) if the Closing Price of IHK Common Stock is $17.25 or greater, a number of shares of IHK Common Stock equal to the quotient of the Offer Price divided by $17.25; and (iii) if the Closing Price of the IHK Common Stock is greater than $13.25 but less than $17.25, a number of shares of IHK Common Stock equal to the quotient of the Offer Price divided by the Closing Price of the IHK Common Stock. The Agreement provides that the number of shares of Common Stock to be converted into the right to receive the Cash Consideration in the Merger shall be equal to 70% of the shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger, less the sum of (i) the number of dissenting shares of Common Stock and (ii) shares of Common Stock to be canceled.

  In arriving at our opinion, we have reviewed the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and IHK, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company for the fiscal years ending September 30, 1997 through September 30, 2002 prepared by the management of the Company and certain financial projections of IHK for the fiscal years ending March 31, 1997 through March 31, 2003 prepared by the management of IHK. In addition, we have compared certain financial and securities data of the Company and IHK with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Common Stock and the IHK Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

Board of Directors                                            September 11, 1997
Savannah Foods & Industries, Inc.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and IHK or their respective representatives, or that was otherwise reviewed by us. In addition, we have relied upon the estimates of the managements of the Company and IHK as to the operating synergies projected as a result of the Transaction. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of the Company and IHK as to the future operating and financial performance of the Company and IHK, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the price at which IHK Common Stock will trade at any time. Our opinion does not address the merits of the Transaction nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to whether such stockholder should tender shares in the Tender Offer or how such stockholder should vote on the proposed Merger.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                                 /s/ Lawrence N. Lavine
                                          By:
                                             ----------------------------------
                                              Lawrence N. Lavine
                                              Managing Director

                                      B-2